Exhibit 99.1

Chemomab Therapeutics Announces Third Quarter 2024 Financial Results and Provides
Corporate Update

──FDA End-of-Phase 2 Meeting Scheduled in Fourth Quarter 2024 to Discuss the Design of a CM-101
Accelerated Approval Phase 3 Trial in Primary Sclerosing Cholangitis (PSC)──

──Cash Runway Extended to Early 2026; Continuing Discussions with Potential Strategic Partners;
Preparations Underway to Advance CM-101 to Phase 3 in Late 2025──

TEL AVIV, Israel, November 14, 2024 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB), (Chemomab), a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the third quarter ended September 30, 2024, and provided a corporate update.

“These are exciting and transformational times for Chemomab,” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. "In the third quarter we reported the results of our CM-101 Phase 2 SPRING trial in patients with primary sclerosing cholangitis (PSC). The positive data from this trial represents a major clinical proof-of-concept for CM-101 as a potential disease-modifying treatment for PSC and other fibro-inflammatory diseases.”

We are on track to complete two important milestones in the first quarter of 2025—first, agreement with the FDA on the design of a PSC pivotal trial for CM-101 and second, reporting new clinical data from the open label portion of the Phase 2 SPRING trial. We will be meeting with the FDA before the end of this year to discuss the design of a CM-101 registrational trial in patients with PSC. Based on recent developments, we are optimistic that our proposed design, which incorporates surrogate biomarkers as primary endpoints in a single pivotal study, will be accepted. This would be a significant development for Chemomab and for the PSC field. Importantly, in the Phase 2 SPRING trial, CM-101 demonstrated positive results across the surrogate biomarker endpoints under consideration, which may represent a significant de-risking as CM-101 advances into Phase 3. We look forward to sharing the outcome of these discussions with the FDA and the data from the open label portion of the SPRING trial in the first quarter of 2025.”

Dr. Mor added, “We currently are laying the groundwork for the PSC registrational trial, which we anticipate launching later in 2025. We continue to have active discussions with potential strategic partners, whose long-time interest in Chemomab and CM-101 has significantly ramped up since the release of our positive Phase 2 data. Our focus is on assessing options that would help accelerate the PSC clinical program, as well as our programs in systemic sclerosis and potentially other fibro-inflammatory diseases. Our goal is to maximize the value of our novel and unique asset for all our stakeholders and ensure that CM-101 is available to patients in need.”

Dr. Mor concluded, “We are excited that our Phase 2 SPRING trial data is the subject of a high profile late breaking oral presentation at the upcoming 2024 AASLD conference. Chemomab will be well-represented at this major scientific meeting, and we also will be available for meetings during the JP Morgan Healthcare Conference in San Francisco in January.”

Third Quarter 2024 and Recent Updates

◾
On October 15, 2024, Chemomab announced that on November 18, 2024, PSC expert Dr. Christopher Bowlus will be presenting a late-breaking oral presentation discussing the CM-101 PSC Phase 2 SPRING trial results at the AASLD The Liver Meeting® 2024.

◾
On July 30, 2024, Chemomab announced the closing of a private placement that resulted in gross proceeds of approximately $10 million to the company. Existing investors such as OrbiMed and new investors including HBM Partners and Sphera Biotech Master Fund participated in the financing. The financing extended the company’s runway through early 2026, after completion of the two major milestones expected in early 2025.

◾
On July 25, 2024, Chemomab reported topline results from the CM-101 Phase 2 SPRING trial in patients with PSC. CM-101 met the primary study endpoint, demonstrating a favorable safety profile over the 15-week treatment period. CM-101-treated patients with moderate/advanced disease showed improvements on a wide range of disease-related secondary endpoints, including assessments of changes from baseline relative to placebo at Week 15 in liver stiffness; in liver fibrosis biomarkers, including the Enhanced Liver Fibrosis (ELF) score and PRO-C3 levels; in total bilirubin and liver function tests; in pruritus (itch) and in markers of inflammation. Dose-dependent responses were observed for multiple disease-related biomarkers. A consistent pattern of greater improvement on the secondary endpoints was observed in the study arm receiving the higher 20 mg/kg dose of CM-101. The open label extension portion of the Phase 2 SPRING trial is continuing, with results expected to be reported in the first quarter of 2025.

Third Quarter 2024 Financial Highlights

◾
Cash Position and Liquidity:  Cash and short-term bank deposits were $19.5 million as of September 30, 2024, as compared to $12.8 million as of June 30, 2024 and $19.9 million as of December 31, 2023. During the third quarter of 2024 Chemomab completed a private placement that resulted in gross proceeds to the company of approximately $10 million. Chemomab believes its existing liquidity resources as of September 30, 2024, will enable the company to fund its operations through the beginning of 2026.

◾
Research and Development (R&D) Expenses: R&D expenses were $2.8 million for the third quarter of 2024, compared to $3.4 million for the third quarter of 2023. The decrease in R&D expenses in the third quarter of 2024 compared to the third quarter of 2023 primarily resulted from the completion of the double-blinded portion of the company’s CM-101 Phase 2 PSC trial in the third quarter of 2024.

◾	General and Administrative (G&A) Expenses: G&A expenses were $0.9 million for the third quarter of 2024, compared to $1.0 million for the third quarter of 2023.

◾
Net Loss: Net loss was $3.5 million, or a net loss of approximately $0.01 per basic and diluted ordinary share for the third quarter of 2024, compared to $4.1 million, or a net loss of approximately $0.02 per basic and diluted ordinary share for the third quarter of 2023. The weighted average number of ordinary shares outstanding, basic and diluted, was 350,643,531 (equal to approximately 17.5 million ADSs) for the third quarter of 2024.

◾
Number of issued and outstanding shares: As of September 30, 2024, following completion of its July 2024 financing, the company had 18,856,611 ADSs (representing 377,132,220 ordinary shares) issued and outstanding and 25,469,786 ADSs (representing 509,395,720 ordinary shares) outstanding on a fully diluted basis.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties, in particular, the statements regarding  our resulting cash runway. All statements other than statements of historical facts contained in this press release, including statements regarding our future financial condition, results of operations, business strategy and plans, and objectives of management for future operations, as well as statements regarding industry trends, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “estimate,” “intend,” “may,” “plan,” “potentially” “will” or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the Company’s ability to achieve during the first quarter of 2025 the two milestones mentioned in the press release and ensure its cash runway extends through early 2026; the likelihood that the Company can launch its PSC registrational trial in 2025, and the likelihood that the company can partner with other biopharma companies to accelerate timelines for CM-101 development in PSC and other indications; the risk that the full data set from the CM-101 study or data generated in further clinical trials of CM-101 will not be consistent with the topline results of the CM-101 Phase 2 PSC trial; failure to obtain, or delays in obtaining, regulatory approvals for CM-101 in the U.S., Europe or other territories; failure to successfully commercialize CM-101, if approved by applicable regulatory authorities, in the U.S., Europe or other territories, or to maintain U.S., European or other territory regulatory approval for CM-101 if approved; uncertainties in the degree of market acceptance of CM-101 by physicians, patients, third-party payors and others in the healthcare community; inaccuracies in the Company's estimates of the size of the potential markets for CM-101 or in data the Company has used to identify physicians; expected rates of patient uptake, duration of expected treatment, or expected patient adherence or discontinuation rates; development of unexpected safety or efficacy concerns related to CM-101; failure to successfully conduct future clinical trials for CM-101, including due to the Company's potential inability to enroll or retain sufficient patients to conduct and complete the trials or generate data necessary for regulatory approval, among other things; risks that the Company's clinical studies will be delayed or that serious side effects will be identified during drug development; failure of third parties on which the Company is dependent to manufacture sufficient quantities of CM-101 for commercial or clinical needs, to conduct the Company's clinical trials, or to comply with the Company's agreements or laws and regulations that impact the Company's business or agreements with the Company; the strength and enforceability of the Company’s intellectual property rights or the rights of third parties; the cost and potential reputational damage resulting from litigation to which the Company may become a party, including product liability claims; changes in laws and regulations applicable to the Company's business and failure to comply with such laws and regulations; business or economic disruptions due to catastrophes or other events, including natural disasters or public health crises; and inability to repay the Company's existing indebtedness and uncertainties with respect to the Company's need and ability to access future capital; and the intensity and duration of the current war in Israel, and its impact on our operations in Israel. These risks are not exhaustive. You should carefully consider the risks and uncertainties described in the “Risk Factors” sections of our 20-F for the year ended December 31, 2023. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this press release.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique role of the soluble protein CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a first-in-class dual activity monoclonal antibody that neutralizes CCL24 activity and has demonstrated disease-modifying potential. In clinical and preclinical studies, CM-101 has been shown to have a favorable safety profile and has been generally well-tolerated, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from four clinical trials of CM-101 in patients. Based on recent promising data from its Phase 2 SPRING trial in the rare liver disease primary sclerosing cholangitis (PSC), the company expects two milestones in early 2025, including FDA feedback on the design of its planned CM-101 PSC Phase 3 registrational trial and data from the SPRING trial open label extension. CM-101 has received FDA and EMA Orphan Drug and FDA Fast Track designations for PSC. Chemomab’s CM-101 program for the treatment of systemic sclerosis is Phase 2-ready with an open U.S. IND. For more information, visit: chemomab.com.

Contacts:

Media & Investors:
Chemomab Therapeutics
Barbara Lindheim
Consulting Vice President
Investor & Public Relations, Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com

Interim Condensed Consolidated Balance Sheets (Unaudited)

In USD thousands (except for share amounts)

	September 30,	December 31,
	2024	2023
Assets

Current assets
Cash and cash equivalents	6,601	9,292
Short term bank deposits	12,777	10,492
Restricted cash	75	76
Other receivables and prepaid expenses	439	1,037

Total current assets	19,892	20,897

Non-current assets
Long term prepaid expenses	428	559
Property and equipment, net	262	303
Operating lease right-of-use assets	315	392
Total non-current assets	1,005	1,254

Total assets	20,897	22,151

Current liabilities
Trade payables	386	516
Accrued expenses	3,124	3,423
Employee and related expenses	727	823
Operating lease liabilities	112	76

Total current liabilities	4,349	4,838

Non-current liabilities
Operating lease liabilities - long term	230	316

Total non-current liabilities	230	316

Commitments and contingent liabilities

Total liabilities	4,579	5,154

Shareholders' equity (*)
Ordinary shares no par value - Authorized: 4,650,000,000 shares as of September 30, 2024, and 650,000,000 shares as of December 31, 2023; Issued and outstanding: 377,132,220 Ordinary shares as of September 30, 2024, and 284,094,700 as of December 31, 2023;	-	-
Additional paid in capital	115,978	105,675
Accumulated deficit	(99,660)	(88,678)

Total shareholders’ equity	16,318	16,997
Total liabilities and shareholders’ equity	20,897	22,151

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Interim Condensed Consolidated Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Operating expenses

Research and development	2,836	3,377	8,916	15,284

General and administrative	874	990	2,610	6,327

Total operating expenses	3,710	4,367	11,526	21,611

Financing income, net	(227)	(231)	(544)	(807)

Loss before taxes	3,483	4,136	10,982	20,804

Taxes on income	-	(55)	-	-

Net loss for the period	3,483	4,081	10,982	20,804

Basic and diluted loss per Ordinary Share (*)	0.010	0.017	0.036	0.092
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	350,643,531	236,449,153	306,963,351	226,449,755

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares